UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

This Form 1-SA is to provide an	X	Semi-Annual Report OR	Special Financial Report for the
semi-annual period ended	06/30/2019

Exact name of issuer as specified in the issuer’s charter:	Generation Income Properties, Inc.

Jurisdiction of incorporation/organization:	Maryland

I.R.S. Employer Identification Number:	47-4427295

Address of Principal Executive Offices:	401 East Jackson Street, Suite 3300, Tampa, Florida 33602

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-SA, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box    X    and leave the rest of Part I blank.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PERSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10481

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

with copies to:

Curt Creely, Esq.

Foley & Lardner, LLP

100 North Tampa Street, Suite 2700

Tampa, Florida 33602

Telephone: (813) 225-4122

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

This Semi-Annual Report on Form 1-SA contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control.

Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information.  Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.  Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report and should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in our offering circular and the amendments and supplements thereto. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties and when considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. You should review the “Risk Factors” section of the offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Overview

Generation Income Properties, Inc. (“Company”, “we”, “our”, and “us”) is an internally managed company with the objective to acquire and own, directly or jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities.  We intend to invest primarily in freestanding, single-tenant commercial retail, office, and industrial properties net leased to investment grade tenants.  We may also pursue, in an opportunistic manner, other real estate-related investments, including but not limited to indirect investments in real property, through joint ventures. We were incorporated as a Maryland corporation on June 6, 2015.

Our purpose is to acquire and invest in net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets.  We will seek geographic diversity in our investments, although attractive opportunities will be more important than geographic mix in our investment activity. We intend to acquire properties that we can lease to tenants under net leases. A net lease is a type of lease in which the tenant is generally responsible for all costs and expenses related to the use and operation of the property, such as the cost of repairs, maintenance, property taxes, utilities, insurance and other operating costs, in addition to the tenant’s regular monthly rent.

We intend to elect to be taxed as a real estate investment trust (“REIT”) under Section 856 through 860 of the Internal Revenue Code (“Code”) beginning with our taxable year ending December 31, 2019, or such later date as otherwise determined by our board of directors. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains and income from operations or sales through a TRS). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

Business Strategy and Investment Criteria

We intend to acquire and operate a portfolio of commercial real estate consisting primarily of freestanding, single-tenant retail, commercial, and industrial properties, located primarily in major U.S. cities, with an emphasis on the major primary and coastal markets, and net leased to investment grade tenants. Investment grade tenants are generally companies that have a debt rating by Moody’s of Baa3 or better or a credit rating by Standard & Poor’s of BBB- or better, or their equivalents, are guaranteed by a company with such rating, and other creditworthy tenants located throughout the United States. We also may invest in a smaller number of multi-tenant properties that complement our overall investment objectives or in developmental projects with non-investment grade tenants. In addition, we may invest in entities that make similar investments. We believe that these investments can produce attractive risk-adjusted returns because we expect to acquire properties that have a strong long-term potential at increasing the value of the real estate.

We will utilize extensive research to evaluate target markets and properties, including a detailed review of the long-term economic outlook, trends in local demand generators, competitive environment, property systems and physical condition, and property financial performance. Specific acquisition criteria may include, but are not limited to, the following:

•	premier locations and facilities;

•	properties not subject to long-term management contracts with management companies;

•	properties with stable primary tenants with good credit in long leases;

•	potential return on investment initiatives, including improvements and possible expansion;

•	opportunities to implement value-added operational improvements; and

•	strong demand growth characteristics supported by favorable demographic indicators.

Though we do not initially intend to engage in significant development or redevelopment of net lease properties, over the long-term we may acquire properties that we believe would benefit from significant redevelopment or expansion.

Financing Strategies

Our long-term goal is to maintain a lower-leveraged capital structure and lower outstanding principal amount of our consolidated indebtedness.  However, we anticipate in the early stages of our business, with respect to assets either acquired with debt financing or refinanced, the debt financing amount generally could be up to approximately 80% of the acquisition price of a particular asset, provided, however, we are not restricted in the amount of leverage we may use to finance an asset. Particular assets may be more highly leveraged. Over time, we intend to reduce our debt positions through financing our long-term growth with equity issuances and some debt financing having staggered maturities. Our debt may include mortgage debt secured by our properties and unsecured debt. Over a long-term period, we intend to maintain lower levels of debt encumbering the REIT, its assets and/or the portfolio.

Competition

The net lease industry is highly competitive.  We will face competition for acquisitions of real property from investors, including traded and non-traded public REITs, private equity investors and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties and the ability to accept more risk than we can prudently manage. This competition may increase the demand for the types of properties in which we wish to invest and, therefore, reduce the number of suitable acquisition opportunities available to us and increase the prices paid for such acquisition properties. This competition will increase if investments in real estate become more attractive relative to other forms of investment.

We anticipate that the net lease assets we will enter into with properties that we acquire will compete with other entities seeking to enter into net leases with tenants in our markets. Competitive factors include location, re-usability of real estate, convenience, tenancy and lease terms.  As a landlord, we will compete in the multi-billion dollar commercial real estate market with numerous developers and owners of properties, many of which own properties similar to ours in the same markets in which our properties are located. Some of our competitors will have greater economies of scale, have access to more resources and have greater name recognition than we do. If our competitors offer space at rental rates below current market rates or below the rental rates we charge our tenants, we may lose our tenants or prospective tenants and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options in order to retain tenants when our leases expire.

Results of Operations

As of June 30, 2019, we held three assets.

•

Single tenant retail condo (3,000 square feet) located at 3707-3711 14th Street, NW, Washington, D.C., purchased for $2.6 million including fees, costs and other expenses that is leased to 7-Eleven Corporation in June 2017.

•

Single tenant retail building (2,200 square feet) stand-alone property located at 1300 South Dale Mabry Highway in Tampa, Florida purchased for $3.6 million with a corporate Starbucks Coffee as the tenant in April 2018. The building was purchased with debt financing of $3.7 million, which was secured by both the building and the Washington DC property described above.

•

Single tenant industrial building (59,000 square feet) located at 15091 Alabama Highway 20, in Huntsville, AL purchased for $8.4 million in December 2018 that is leased to the Pratt and Whitney Corporation.  The building was purchased in part by debt financing of $6.1 million and preferred equity of $2.2 million.

Distributions

From inception through the date of this offering circular, we have distributed approximately $279,000 to common stockholders. Because we have not yet generated a profit, distributions have been made from offering proceeds

Revenue

During the six-month period ended June 30, 2019, total revenues from operations were $552,118 as compared to $140,359 for the six-month period ended June 30, 2018.  Revenue includes $39,530 of reimbursed expenses for the six-month period ended June 30, 2019 as compared to $19,617 of reimbursed expenses for the six-month period ended June 30, 2018.  Revenues increased $411,759 due to two additional properties generating revenue for the full six months as of June 30, 2019.

Operating Expenses

During the six-month period ended June 30, 2019 and 2018, we incurred general, administrative and organizational expenses (“GAO”) of $624,342, which included professional fees, marketing expenses and other costs associated with running our business as compared to $80,176 of such expenses for the six-month period ended June 30, 2018. The $544,166 increase in GAO expenses is due in part to expenses associated with listing on the OTCQB Venture Market, increasing the number of properties, costs associated with being a publicly listed company of which approximately $306,000 was a non-cash expense (issuance of 61,193 shares) associated with consulting services.

During the six-month period ended June 30, 2019 and 2018, we incurred building expenses of $33,417 and $22,088, respectively. The increase is due to the additional properties which were owned for the entire six months in 2019. The majority of these expenses are reimbursed by the tenant.

During the six-month period ended June 30, 2019 and 2018, we incurred depreciation and amortization expense of $199,715 and $61,590, respectively. The increase is due to the additional properties which were owned for the entire six months in 2019.

During the six-month period ended June 30, 2019 and 2018, we incurred interest expense on debt related to the purchase of property and the amortization of line of credit costs of $263,087 and $48,687 respectively.

During the six-month period ended June 30, 2019, we agreed to a $85,000 settlement for the termination of an agreement which had allowed for the opportunity to develop single tenant, net lease buildings throughout the U.S. over the next several years. The Company decided to terminate this agreement due to the inability to agree to terms on the development of individual locations.

During the six-month period ended June 30, 2019 and 2018, we incurred compensation costs of $54,305 and $27,195 respectively.  The increase is reflective of management compensation for the full six-month period in 2019 versus only 3 months compensation for our CEO for the full six-month period in 2018 since his compensation started April 1, 2108.

Income Tax Benefit

We did not record an income tax benefit for the six-months ended June 30, 2019 or 2018 because we have been in a net loss situation since inception and have recorded a valuation allowance to offset any tax benefits generated by the operating losses.

Net Loss

During the six-month period ended June 30, 2019 and 2018, we generated a net loss of $736,134 and $99,377, respectively. The net loss was higher this year than the prior year primarily due to the increased costs associated with acquiring properties and costs associated with growing our business as a public company.

Liquidity and Capital Resources

General

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations and borrowings under credit facilities.

We are currently dependent upon the net proceeds from our capital offerings to conduct our operations. We currently obtain the capital required to primarily invest in and manage a diversified portfolio of primarily commercial net lease real estate investments and conduct our operations from the proceeds of our different offerings, debt financing, preferred minority interest obtained from third parties and from any undistributed funds from our operations.

As of June 30, 2019, we anticipate that proceeds from our offerings combined with the revenue generated from investment properties and proceeds from credit facilities will provide sufficient liquidity to meet future funding commitments as of June 30, 2019 for the next 12 months. If we are unable to raise additional funds, we will make fewer investments resulting in less diversification in terms of the type, number, and size of investments we make. Our inability to raise substantial, additional funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Access to the capital markets is an important factor for our continued success and our liquidity needs are primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with debt financing and debt repayments for our properties; (iv) recurring capital expenditures; and (v) corporate and administrative costs.

As of June 30, 2019 and December 31, 2018, we had $999,775 and $642,132, respectively, of cash on hand and in our corporate bank accounts primarily from the proceeds of capital raised in our offerings and from cash generated from our rental operations. As of June 30, 2019 and December 31, 2019, we had total current liabilities (excluding the current portion of the acquired lease intangible liability and current portion of mortgage loans) which consists of accounts payable, accrued expenses of $257,754 and $378,570, respectively. As of June 30, 2019, current mortgage loans due within 12 months total $3,683,052.

We may selectively employ some leverage to enhance total returns to our stockholders. During the period when we are acquiring our initial portfolio, portfolio-wide leverage may be higher. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments may be greater than expected leverage over the long-term. As of June 30, 2019, we had $9.7 million in outstanding borrowings, compared to $9.7 million of borrowings as of December 31, 2018.

	June 30, 2019	December 31, 2018 (Audited)
Promissory note issued for $3,700,000 by a financial institution, bearing interest at 4.6289% adjusted monthly based on 30 day LIBOR plus 225 basis points and interest payments due monthly of approximately $14,000. Note was issued on April 4, 2018 and matures on April 4, 2020 and can be prepaid at any time without penalty. Secured by our 7-Eleven property and our Starbucks property.	$3,683,052	$3,684,039
Promissory note issued for $6,100,000 by a financial institution, bearing interest at 4.7394%, adjusted monthly based on 30 day LIBOR plus 225 basis points, interest and principal payments due monthly of approximately $25,000. Note was issued on December 20, 2018 and matures on December 19, 2020 and can be prepaid at any time without penalty. Secured by our Pratt and Whitney property.	6,097,437	6,100,000
Less debt issuance costs, net	$(48,647)	$(69,256)

Total promissory notes, net	$9,731,842	$9,714,783

The Company amortized debt issuance costs during the six-month periods ended June 30, 2019 and 2018 to interest expense of $20,609 and $11,763, respectively.

Both promissory notes are subject to certain loan covenants such as debt service ratio of 1:1 to 1:0. The annual debt service ratio covenant is applicable to the $6.1 million note starting December 31, 2019 and applicable to the $3.7 million note starting December 31, 2018. The Company was in compliance for all loan covenants for the promissory notes as of June 30, 2019.

Both of our promissory notes are guaranteed by our President.

Minimum required principal payments on the Company’s debt as of June 30, 2019 are as follows:

Years Ending
December 31,
2020	9,780,489
$9,780,489

In June 2017, we received a $5,000,000 revolving line of credit from a commercial bank. We have never utilized any of our line of credit and it expired June 30, 2019. During the six months ended June 30, 2019, the Company amortized $16,624 of line of credit costs to interest expense.

We intend to repay amounts outstanding under any credit facilities as soon as reasonably possible. No assurance can be given that we will be able to obtain additional credit facilities. We anticipate arranging and utilizing additional revolving credit facilities to potentially fund future acquisitions (following investment of the net proceeds of our offerings), return on investment initiatives and working capital requirements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Developments

On April 25, 2019, we raised $1,000,000 by issuing 200,000 Units with each Unit being comprised of one share of our common stock and one warrant to purchase one share of our common stock (the “Common Warrants”). Each Unit was sold for a price of $5.00 per Unit. The shares of our common stock and Common Warrants included in the Units, were offered together, but the securities included in the Units are issued separately.

The Common Warrants are immediately exercisable at a price of $5.00 per share of Common Stock, subject to adjustment in certain circumstances, and will expire seven years from the date of issuance.

On May 31, 2019 we issued 61,193 shares of our common stock for financial advisory and investment banker services which is reflected as an expense of approximately 306,000 for the six months ended June 30, 2019.

As of September 27, 2019, we had three agreements to acquire various properties:

•

A definitive UPREIT agreement on June 24, 2019 to have an approximately 72,000-square-foot building contributed to GIP’s portfolio. The two-tenant office property in Norfolk, Virginia is valued at $11.8 million and is occupied by a General Services Administration (GSA) tenant as well as an international shipping company. We expect to fund the transaction with the issuance of 1,008,000 operating partnership units in Generation Income Properties LP (a subsidiary of GIP), priced at $5.00 per unit, for a total value of $5,040,000 plus an additional $710,000 in cash, and the assumption of approximately $6.05 million of existing mortgage debt. The Company also anticipates refinancing the debt once the property is contributed to the Company. The transaction is subject to customary closing conditions and due diligence. The Company is required to make total escrow deposits of $300,000.

•

We entered into a definitive UPREIT agreement on July 17, 2019 to have am approximately 35,000-square-foot building contributed to GIP’s portfolio. The single tenant office building in Norfolk, Virginia is valued at $7.1 million. We expect to fund the transaction with the issuance of 400,000 operating partnership units in Generation Income Properties LP (a subsidiary of GIP), priced at $5.00 per unit, for a total value of $2,000,000 plus an additional $100,000 in cash, and the assumption of approximately $5 million of existing mortgage debt. The transaction is subject to customary closing conditions and due diligence, as well as satisfactory assumption of the existing mortgage debt. The Company also anticipates refinancing the debt once the property is contributed to the Company. The Company is required to make total escrow deposits of $200,000.

•

A purchase agreement on August 24, 2018, (amended on November 21, 2018) for an approximately 5,800-square-foot free-standing condominium solely occupied by a federal entity. The single-tenant property in a coastal area of North Carolina is under contract for a total consideration of approximately $1.7 million.  The Company anticipates acquiring the property in March 2020.

On September 12, 2019, the Company acquired an approximately 15,000-square-foot, single tenant Walgreens (NASDAQ: WBA) in Cocoa, Florida for total consideration of approximately $4.5 million. The acquisition was funded with a Redeemable Non-Controlling Interest contribution of $1.2 million and debt of approximately $3.4 million. The Redeemable Non-Controlling Interest is a Preferred Member in a Florida operating partnership of the Company and will be paid a 10% preferred return. The Redeemable Non-Controlling Interest is redeemable by the holder after 24 months. Walgreens has a lease that runs through May 2058 with the option to terminate the lease on the 240th full calendar month, 300th full calendar month, 420th full calendar month, 480th full calendar month and the 540th full calendar month.  The Company also paid a brokerage commission of approximately $45,000 to 3 Properties (a brokerage company) which is owned by our Chairman and CEO, David Sobelman. This property is also described in Note 11 Commitments and Contingencies.

Cash from Operations

For the six months ended June 30, 2019, we used $291,890 of cash in operating activities as compared to cash generated in operating activities of $47,837 for the six months ended June 30, 2018 The change is due in part to costs associated with trying to acquire additional properties and a greater loss generated in 2019.

Cash from Investing Activities

For the six months ended June 30, 2019, we generated $0 in cash from investing activities as compared to $3,316,086 of cash used in investing activities for the six months ended June 30, 2018 resulting from the purchase of a building for $3.5 million offset in part by the return of a $200,000 cash deposit.

Cash from Financing Activities

For the six months ended June 30, 2019, we generated cash from financing activities of $649,533 due to a private placement that generated $1 million offset in part by $124,100 stock issuance costs paid in cash, minority interest payments and dividends paid.  For the six months ended June 30, 2018, we generated $3,974,985 of cash from financing activities due to $3.7 million of debt borrowings, $0.6 million from the sale of stock offset in part by stock issuance costs, deferred financing costs and dividends paid.

Item 2.   Other Information

None.

Item 3.   Financial Statements

GENERATION INCOME PROPERTIES, INC.

Generation Income Properties, Inc.

Consolidated Balance Sheets

	Unaudited As of June 30, 2019	As of December 31, 2018
ASSETS

Investment in real estate
Property	$13,460,084	$13,460,084
Tenant improvements	235,673	235,673
Acquired lease intangible assets	932,449	932,449
Less accumulated depreciation and amortization	(398,937)	(199,223)
Total investments	14,229,269	14,428,983
Cash and cash equivalents	999,775	642,132
Deferred Rent	30,607	18,008
Prepaid expenses	128,879	9,850
Line of credit costs - net	—	16,624
Escrow deposit and other assets	103,160	111,512
TOTAL ASSETS	$15,491,690	$15,227,109

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts payable	$179,305	$30,339
Accrued expenses	78,449	348,231
Acquired lease intangible liability, net	95,343	102,405
Mortgage loans, net of unamortized discount of $48,647 and $69,256 at June 30, 2019 and December 31, 2018, respectively	9,731,842	9,714,783
Total liabilities	10,084,939	10,195,758

Redeemable Non-Controlling Interest	2,303,874	2,165,634

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 2,100,960 shares issued and outstanding at June 30, 2019 and 1,839,767 at December 31, 2018	21,010	18,398
Additional paid-in capital	4,655,624	3,684,942
Accumulated deficit	(1,573,757)	(837,623)
Total Generation Income Properties, Inc. stockholders’ equity	3,102,877	2,865,717
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$15,491,690	$15,227,109

The accompanying notes are an integral part of these unaudited financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Operations (unaudited)

	Six Months ended June 30,
	2019	2018
REVENUE
Rental revenue	$552,118	$140,359

EXPENSES
General, administrative and organizational costs	624,342	80,176
Building expenses	33,417	22,088
Depreciation and amortization	199,715	61,590
Interest expense, net	263,087	48,687
Other expenses	85,000	—
Compensation costs	54,305	27,195
Total expenses	1,259,866	239,736
NET LOSS	$(707,748)	$(99,377)

Less: Net income attributable to Non-controlling interest	28,386	—
Net Loss attributable to Generation Income Properties, Inc.	$(736,134)	$(99,377)

TOTAL WEIGHTED AVERAGE SHARES OF COMMON SHARES OUTSTANDING	1,884,249	1,785,517

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDER	$(0.39)	$(0.06)

The accompanying notes are an integral part of these unaudited financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2019 and 2018 (unaudited)

	Common Stock		Additional Paid-In	Accumulated	Generation Income Properties, Inc. Stockholder’s	Redeemable Minority
	Shares	Amount	Capital	Deficit	Equity	Interest

Balance, December 31, 2017	1,710,807	$17,108	$3,466,927	$(381,803)	$3,102,232	$—

Common stock issued for cash	128,960	1,290	501,609	—	502,899	—
Net loss	—	—	—	(99,377)	(99,377)	—
Dividends paid	—	—	(71,082)	—	(71,082)	—
Balance, June 30, 2018	1,839,767	18,398	3,897,454	(481,180)	3,434,672	—

Balance, December 31, 2018	1,839,767	18,398	3,684,942	(837,623)	2,865,717	2,165,634

Common stock issued for cash	200,000	2,000	998,000	—	1,000,000	—
Common stock issued for services	61,193	612	305,353	—	305,965	—
Distribution on Redeemable Minority Interest	—	—	(103,141)	—	(103,141)	—
Deferred distribution on Redeemable Minority Interest	—	—	(109,854)	—	(109,854)	109,854
Dividends paid	—	—	(119,676)	—	(119,676)	—
Net income (loss)	—	—	—	(736,134)	(736,134)	28,386
Balance, June 30, 2019	2,100,960	$21,010	$4,655,624	$(1,573,757)	$3,102,877	$2,303,874

The accompanying notes are an integral part of these unaudited financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows (unaudited)

	Six Months ended June 30,
	2019	2018
OPERATING ACTIVITIES
Net loss	$(707,748)	$(99,377)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation	152,755	54,676
Amortization of debt issuance costs	37,233	11,763
Amortization of acquired lease intangible assets	46,959	6,915
Amortization of below market leases	(7,062)	(7,062)
Common stock issued for services	305,965	—
Changes in operating assets and liabilities
Accounts receivable	—	(4,439)
Other assets	8,352	(11,879)
Deferred rent	(12,599)	—
Prepaid expense	(119,029)	—
Accounts payable	148,966	97,240
Accrued expenses	(145,682)	—
Net cash generated by or used in operating activities	(291,890)	47,837

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	—	(3,516,086)
Escrow deposits for purchase of properties	—	200,000
Net cash used in investing activities	—	(3,316,086)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of stock	1,000,000	644,800
Mortgage loan borrowings	—	3,700,000
Mortgage loan repayments	(3,550)	(176)
Stock issuance cost paid in cash	(124,100)	(178,963)
Repayments on related party payable	—	(44,953)
Deferred financing costs	—	(74,641)
Distribution on Redeemable Minority Interest	(103,141)	—
Dividends paid	(119,676)	(71,082)
Net cash generated from financing activities	649,533	3,974,985

NET INCREASE (DECREASE) IN CASH	357,643	706,736
CASH - BEGINNING OF YEAR	642,132	482,879
CASH - END OF YEAR	$999,775	$1,189,615

CASH TRANSACTIONS
Interest Paid	218,499	49,827
NON-CASH INVESTING AND FINANCING TRANSACTIONS
Stock issuance costs on account	—	83,333
Deferred distributions on Redeemable Minority Interest	109,854	—

The accompanying notes are an integral part of these unaudited financial statements.

GENERATION INCOME PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations

Generation Income Properties, Inc. (the “Company”) was formed as a Maryland corporation on June 19, 2015 to opportunistically acquire and invest in freestanding, single-tenant commercial properties located primarily in major cities in the United States. The Company is internally managed and intends on net leasing properties to investment grade tenants.

The Company formed Generation Income Properties L.P. (the “Operating Partnership”) in October 2015. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company will be the general partner of the Operating Partnership with an ownership of 99.99%.  The Company formed a Maryland entity GIP REIT OP Limited LLC in 2018 that owns 0.01% of the Operating Partnership.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary in order to make the financial statements not misleading. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) were omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company’s Annual Report on Form 1-A filed with the SEC on April 30, 2019.  The results for the six months ended June 30, 2019, are not necessarily indicative of the results to be expected for the year ending December 31, 2019.

The Company adopted the calendar year as its basis of reporting.

Consolidation

The accompanying consolidated financial statements include the accounts of Generation Income Properties, Inc. and the Operating Partnership and all of the direct and indirect wholly-owned subsidiaries of the Operating Partnership and the Company’s subsidiaries.  All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Revenue Recognition

We recognize rental income and other investment income as earned over the terms of the related leases and notes, respectively.

We have determined that all of our leases should be accounted for as operating leases. Our operating leases generally contain provisions for specified rent increases during the lifetime of the lease. Revenue under lease arrangements with minimum fixed and determinable increases is recognized over the non-cancellable term of the lease on a straight-line basis.

In 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. ASU 2014-09 is effective for the Company beginning January 1, 2018. In addition, the FASB has begun to issue targeted updates to clarify specific implementation issues of ASU 2014-09. These updates include ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Identifying Performance Obligations and Licensing, and ASU 2016-12, Narrow-Scope Improvements and Practical Expedients. The Company adopted ASU 2014-09 and its subsequent updates in accordance with the modified retrospective approach. The Company has completed its analysis of ASU 2014-09 and its related updates and has determined that its adoption did not have a material impact on our consolidated financial statements, as all of our revenue consists of rental income from leasing arrangements which are specifically excluded from ASU 2014-09 and its updates.

Other expenses

During the six months ended June 30, 2019, the Company agreed to a $85,000 settlement for the termination of an agreement which had allowed for the opportunity to develop single tenant, net lease buildings throughout the U.S. over the next several years. The Company decided to terminate this agreement due to the inability to agree to terms on the development of individual locations.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 will be effective for the Company beginning January 1, 2019. The new standard was adopted using a modified retrospective method. Based on the election of the package of practical expedients, the Company has determined that its leases where it is the lessor will continue to be accounted for as operating leases under the new standard. Further, the Company has elected the practical expedient to not separate non-lease components from lease components. Therefore, as of January 1, 2019, for the Company’s leases where it is the lessor, the Company does not anticipate changes in the accounting for its lease revenues and expenses. The Company’s office lease where it is the lessee is scoped out from ASU 2016-02 as it is a month-month lease.

In June 2018, the FASB issued ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-Based Payment Accounting,” which intended to reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). ASU 2018-07 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The amendments in this update are required to be applied prospectively to stock awards issued to nonemployees on or after the adoption date. This standard became effective for the Company on January 1, 2019. This standard did not have a material impact on the Company’s previously issued consolidated financial statements.

Note 3 – Investments in Real Estate

The Company’s real estate is comprised of the following:

	June 30, 2019	December 31, 2018
Property	$13,460,084	$13,460,084
Tenant improvement	235,673	235,673
Acquired lease intangible assets	932,449	932,449
Total	14,628,206	14,628,206
Less: Accumulated depreciation and amortization	(398,937)	(199,223)
Total real estate, net	$14,229,269	$14,428,983

The purchase price of the asset acquisition was allocated to land, building, tenant improvement and acquired lease intangible assets and liabilities based on management’s estimate.

The Company did not acquire any properties during the six-month period ended June 30, 2019.

Note 4 – Acquired Lease Intangible Asset, net

Intangible assets, net is comprised of the following:

	June 30, 2018	December 31, 2018 (Audited)
In-place lease	$932,449	$932,449
Less: Accumulated amortization	(82,884)	(35,925)
Total intangible assets, net	$849,565	$896,524

Note 5 – Acquired Lease Intangible Liability, net

Acquired lease intangible liability is comprised of the following:

	June 30, 2019	December 31, 2018
Acquired lease intangible liability	$123,592	$123,592
Less: recognized rental income	(28,249)	(21,187)
Total below market lease, net	$95,343	$102,405

Note 6 – Redeemable Non-Controlling Interest

As part of the Company’s acquisition of a building for $8.3 million in Huntsville, AL, it’s Alabama operating partnerships entered into a preferred equity agreement with TC Huntsville, LLC on December 20, 2018 in which the Company received $2,1,97,082 in return for paying the preferred equity member a 10% IRR on a monthly basis, pay an additional 10% IRR on a deferred basis after 24 months and redeem the entire amount due after 24 months at the option of the preferred equity member. The redemption amount is increased by approximately $18,309 per month. The Company’s operating partnership, Generation Income Properties, LP is the general manager of the Alabama operating partnership while TC Huntsville, LLC is a preferred member. Because of the redemption right, the non-controlling interest in presented as temporary equity at redemption value. The current redemption amount is $2,303,874 which includes the initial approximate $2.2 million capital contribution plus approximately $110 thousand deferred 10% return. Distributable operating funds are distributed first to TC Huntsville, LLC until the unpaid preferred return is paid off and then to the Company. Income is allocated 50% to the Company and 50% to TC Huntsville, LLC. For the six months ended June 30, 2019, the Company paid TC Huntsville, LLC $103,141 in preferred distributions.

Note 7 – Equity

The Company is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 of undesignated preferred stock. No preferred shares have been issued as of the date of this report. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s board of directors.

On April 25, 2019, the Company raised $1,000,000 by issuing 200,000 Units with each Unit being comprised of one share of its Common Stock, and one warrant to purchase one share of its Common Stock (the “Common Warrants”). Each Unit was sold for a price of $5.00 per Unit. The shares of the Company’s Common Stock and Common Warrants included in the Units, were offered together, but the securities included in the Units are issued separately. The Common Warrants are immediately exercisable at a price of $5.00 per share of Common Stock, subject to adjustment in certain circumstances, and will expire seven years from the date of issuance.

On May 31, 2019 we issued 61,193 shares of our common stock for financial advisory and investment banker services reflected as an expense of approximately $305,965 for the six months ended June 30, 2019.

The Company paid $124,100 in stock issuance costs during the six months ended June 30, 2019 (which were incurred and accrued in the prior year) and $178,963 for the six months ended June 30, 2018.

On May 20, 2019, our board of directors authorized a $0.105 per share cash dividend for shareholders of record of the Company’s common stock as of May 1, 2019. On June 15, 2019, the Company paid the $119,676 dividend to its shareholders. David Sobelman, our president and founder and owner of approximately 44% of the Company’s common stock outstanding as of the record date, waived his right to receive a dividend for this period.

While we are under no obligation to do so, we expect to declare and pay dividends to our stockholders; our board of directors may declare a dividend as circumstances dictate. The issuance of a dividend will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum dividend, and our charter does not require that we issue dividends to our stockholders other than as necessary to meet IRS REIT qualification standards.

Note 8 – Leases

Future Minimum Rents

The following table presents future minimum base rental cash payments due to the Company over the next six calendar years and thereafter as of June 30, 2019:

Future Minimum Base Rent Payments
December 31, 2019 (six months)	$492,000
December 31, 2020	985,000
December 31, 2021	994,000
December 31, 2022	997,000
December 31, 2023	1,011,000
December 31, 2024	1,016,000
Thereafter	4,165,000
$9,660,000

Note 9 – Promissory Notes

	June 30, 2019	December 31, 2018

Promissory note issued for $3,700,000 by a financial institution, bearing interest at 4.6289% adjusted monthly based on 30 day LIBOR plus 225 basis points and interest payments due monthly of approximately $14,000. Note was issued on April 4, 2018 and matures on April 4, 2020 and can be prepaid at any time without penalty. Secured by our 7-Eleven property and our Starbucks property.	$3,683,052	$3,684,039
Promissory note issued for $6,100,000 by a financial institution, bearing interest at 4.7394%, adjusted monthly based on 30 day LIBOR plus 225 basis points, interest and principal payments due monthly of approximately $25,000. Note was issued on December 20, 2018 and matures on December 19, 2020 and can be prepaid at any time without penalty. Secured by our Pratt and Whitney property.	6,097,437	6,100,000
Less debt issuance costs	(48,647)	(69,256)
	$9,731,842	$9,714,783

The Company amortized debt issuance costs during the six-month periods ended June 30, 2019 and 2018 to interest expense of $20,609 and $11,763, respectively.

Both promissory notes are subject to certain loan covenants such as debt service ratio of 1:1 to 1:0. The annual debt service ratio covenant is applicable to the $6.1 million note starting December 31, 2019 and applicable to the $3.7 million note starting December 31, 2018. The Company was in compliance for all loan covenants for the promissory notes as of June 30, 2019.

Both of our promissory notes are guaranteed by our President.

Minimum required principal payments on the Company’s debt as of June 30, 2019 are as follows:

Years Ending
December 31,
2020	9,780,489
$9,780,489

In June 2017, we received a $5,000,000 revolving line of credit from a commercial bank. We have never utilized any of our line of credit and it expired June 30, 2019. During the six months ended June 30, 2019, the Company amortized $16,624 of line of credit costs to interest expense.

We intend to repay amounts outstanding under any credit facilities as soon as reasonably possible. No assurance can be given that we will be able to obtain additional credit facilities. We anticipate arranging and utilizing additional revolving credit facilities to potentially fund future acquisitions (following investment of the net proceeds of our offerings), return on investment initiatives and working capital requirements.

Note 10 – Related Party

The Company engages 3 Properties (a brokerage and asset manager company) that is owned 100% by David Sobelman, our CEO and majority shareholder, when it purchases properties and to manage properties.  For the six months ended June 30, 2019 and 2018, we paid 3 Properties $8,623 and $0, respectively for asset management services related to the property owned by GIP.  No other fees were paid to 3 Properties for the six months ended June 30, 2019 or 2018.

Note 11 – Commitments and Contingencies

As of June 30, 2019, we had three outstanding agreements to acquire various properties:

•

A purchase agreement on June 26, 2019 to acquire an approximately 15,000-square-foot building solely occupied by Walgreens (NASDAQ: WBA). The single-tenant retail property in Cocoa, FL is under contract for a total consideration of approximately $4.5 million. The Company is required to make total escrow deposits of $150,000.

•

A definitive UPREIT agreement on June 24, 2019 to have an approximately 72,000-square-foot building contributed to GIP’s portfolio. The two-tenant office property in Norfolk, Virginia is valued at $11.8 million and is occupied by a General Services Administration (GSA) tenant as well as an international shipping company. We expect to fund the transaction with the issuance of 1,008,000 operating partnership units in Generation Income Properties LP (a subsidiary of GIP), priced at $5.00 per unit, for a total value of $5,040,000 plus an additional $710,000 in cash, and the assumption of approximately $6.05 million of existing mortgage debt. The Company also anticipates refinancing the debt once the property is contributed to the Company. The transaction is subject to customary closing conditions and due diligence. The Company is required to make total escrow deposits of $300,000.  There are two tenants which have following lease terms: (1) Tenant 1 has a lease for 48,090 square feet that runs from December 2018 through September 2028 with annual rent of approximately $850,000 and (2) Tenant 2 has a lease for 22,247 square feet that runs from August 2016 through August 2021 with annual rent of approximately $334,000 that increase 3% per year.

•

A purchase agreement on August 24, 2018, (amended on November 21, 2018) for an approximately 5,800-square-foot free-standing condominium solely occupied by a federal entity. The single-tenant property in a coastal area of North Carolina is under contract for a total consideration of approximately $1.7 million.  The Company anticipates acquiring the property in March 2020.

Note 12 – Change of Prior Year Information

During the review of the Company’s consolidated financial statements for the six months ended June 30, 2019, the Company identified that the $2.2 million of Minority Interest should have been classified as redeemable minority interest. This change would move $2.2 million from Total stockholders’ equity into a non-permanent equity line separately stated as Redeemable minority interest. This reclassification does not impact previously reported Consolidated Statement of Operations or the Consolidated Statement of Cash Flows. The Company also reclassified $71,082 of dividends paid on common stock from accumulated deficit to Additional Paid in Capital for the six months ended June 30, 2018 and $159,394 for the twelve months ended December 31, 2018.

This resulted in an adjustment to the previously reported amounts in the financial statements of the Company for the year ended December 31, 2018.  In accordance with the SEC’s Staff Accounting Bulletin Nos. 99 and 108 (SAB 99 and SAB 108), the Company evaluated this error and, based on an analysis of quantitative and qualitative factors, determined that the error was immaterial to the prior reporting periods affected.

However, if the adjustments to correct the cumulative effect of the above error had been recorded in the six months ended June 30, 2019, the Company believes the impact would have been significant and would impact comparisons to prior periods. Therefore, as permitted by SAB 108, the Company corrected, in the current filing, previously reported results of the Company as of December 31, 2018.

The following table presents the impact of the correction on the Balance Sheet as of December, 31, 2018:

	As of December 31, 2018
	As Previously Reported	Adjustment	As Adjusted
ASSETS

Investment in real estate
Property	$13,460,084		$13,460,084
Tenant improvements	235,673		235,673
Acquired lease intangible assets	932,449		932,449
Less accumulated depreciation and amortization	(199,223)		(199,223)
Total investments	14,428,983		14,428,983
Cash and cash equivalents	642,132		642,132
Deferred Rent	18,008		18,008
Prepaid expenses	9,850		9,850
Line of credit costs - net	16,624		16,624
Escrow deposit and other assets	111,512		111,512
TOTAL ASSETS	$15,227,109		$15,227,109

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts payable	$30,339		$30,339
Accrued expenses	348,231		348,231
Acquired lease intangible liability, net	102,405		102,405
Other liabilities			—
Mortgage loans, net of unamortized discount of $48,646 and $69,256 at June 30, 2019 and December 31, 2018, respectively	9,714,783		9,714,783
Total liabilities	10,195,758		10,195,758

Redeemable Non-Controlling Interest	—	2,165,634	2,165,634

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 2,100,960 shares issued and outstanding at June 30, 2019 and 1,839,767 at December 31, 2018	18,398		18,398
Additional paid-in capital	3,844,336	(159,394)	3,684,942
Accumulated deficit	(997,017)	159,394	(837,623)
Total Generation Income Properties, Inc. stockholders’ equity	2,865,717		2,865,717
Non-Controlling Interest	2,165,634	(2,165,634)	—
Total stockholders’ equity	3,025,111		2,865,717
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$15,386,503		$15,386,503

Note 13 – Subsequent Events

We entered into a definitive UPREIT agreement on July 17, 2019 to have am approximately 35,000-square-foot building contributed to GIP’s portfolio. The single tenant office building in Norfolk, Virginia is valued at $7.1 million. We expect to fund the transaction with the issuance of 400,000 operating partnership units in Generation Income Properties LP (a subsidiary of GIP), priced at $5.00 per unit, for a total value of $2,000,000 plus an additional $100,000 in cash, and the assumption of approximately $5 million of existing mortgage debt. The transaction is subject to customary closing conditions and due diligence, as well as satisfactory assumption of the existing mortgage debt. The Company also anticipates refinancing the debt once the property is contributed to the Company. The Company is required to make total escrow deposits of $200,000. The tenant has a lease that runs from September 2017 through August 2027 with annual rent of approximately $344,000 with annual increases based on the Consumer Price Index limited to 3% each year.

On July 17, 2109, the board of directors granted 10,000 restricted shares to each of the two independent directors’ that will vest over 36 months.

On September 12, 2019, the Company acquired an approximately 15,000-square-foot, single tenant Walgreens (NASDAQ: WBA) in Cocoa, Florida for total consideration of approximately $4.5 million. The acquisition was funded with a Redeemable Non-Controlling Interest contribution of $1.2 million and debt of approximately $3.4 million. The Redeemable Non-Controlling Interest is a Preferred Member in a Florida operating partnership of the Company and will be paid a 10% preferred return. The Redeemable Non-Controlling Interest is redeemable by the holder after 24 months. Walgreens has a lease that runs through May 2058 with the option to terminate the lease on the 240th full calendar month, 300th full calendar month, 420th full calendar month, 480th full calendar month and the 540th full calendar month.  The Company also paid a brokerage commission of approximately $45,000 to 3 Properties (a brokerage company) which is owned by our Chairman and CEO, David Sobelman. This property is also described in Note 11 Commitments and Contingencies.

Item 4.   Exhibits

Exhibit Number	Description

2.1	Articles of Amendment and Restatement of Generation Income Properties, Inc., incorporated by reference to Exhibit 2.1 of our Form 1-A/A filed on January 28, 2016

2.2	Bylaws of Generation Income Properties, Inc., incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2015

3.1	Founder Stock Purchase Agreement, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on September 16, 2015

3.2	Ownership Limit Waiver Agreement, incorporated by reference to Exhibit 3.2 of our Form 1-A filed on September 16, 2015

3.3	Form of Stock Certificate, incorporated by reference to Exhibit 3.3 of our Form 1-A filed on September 16, 2015

3.4	Second Amended and Restated Founder Stock Purchase Agreement, incorporated by reference to Exhibit 3.4 of our Form 1-A POS Amendment 1 filed on March 29, 2018

3.5	Second Amended and Restated Ownership Limit Waiver Agreement, incorporated by reference to Exhibit 3.5 of our Form 1-A POS Amendment 1 filed on March 29, 2018

4.1	Form of Subscription agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on September 16, 2015

6.1	Form of Real Estate Purchase and Sale Agreement of Washington, D.C. property by GIPDC 3707 14th ST, LLC, incorporated by reference to Exhibit 6.1 of our Form 1-SA filed on September 29, 2017

6.2	Amended and Restatement Agreement of Limited Partnership of Generation Income Properties, L.P., incorporated by reference to Exhibit 6.2 of our Form 1-A POS Amendment 1 filed on March 29, 2018

6.3	UPREIT Contribution Agreement dated June 19, 2019, incorporated by reference to Exhibit 6.1 of our Form 1-U filed on June 28, 2019

6.4	Purchase and Sale Agreement (Walgreens - Coco Beach, FL) Dated June 24, 2018, incorporated by reference to Exhibit 6.2 of our Form 1-U filed on June 28, 2019

6.5	UPREIT Contribution Agreement dated July 16, 2019, incorporated by reference to Exhibit 6.1 of our Form filed on July 18, 2019

6.6	Purchase and Sale agreement (GSA - Greensboro, NC) dated August 24, 2018, incorporated by reference to Exhibit 6.1 of our Form filed on August 20, 2019

15.1	Appendix A Prior Performance Tables, incorporated by reference to Exhibit 15.1 of our Form 1-A/A filed on January 28, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Exact name of issuer as spelled in its charter:

GENERATION INCOME PROPERTIES, INC.

Date: September 30, 2019	By:	/s/ David Sobelman
		Name:	David Sobelman
		Title:	Chief Executive Officer
Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ David Sobelman	Chief Executive Officer, Chief Financial Officer, and	September 30, 2019
David Sobelman	Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)